UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )*

tronc, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89703P107

(CUSIP Number)

McCormick Media LLC

c/o Sargent M. McCormick-Collier
332 S. Michigan Avenue, Suite 1032M-147

Chicago, IL 60604

760-805-8225

With a copy to:

Gregory Hummel, Esq.

Bryan Cave Leighton Paisner LLP

161 N. Clark Street, Suite 4300

Chicago, IL 60601

(312) 602-5000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89703P107

1	NAME OF REPORTING PERSON

McCormick Media LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,071,529(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

		- 0 -
	10	SHARED DISPOSITIVE POWER

		- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,071,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%(2)
14	TYPE OF REPORTING PERSON

OO

(1)	Beneficial ownership of the referenced 9,071,529 shares of Issuer’s common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the securities purchase agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Issuer’s common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

(2)	Based on the number of shares of the Issuer’s common stock outstanding as of March 28, 2018 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 6, 2018.

2

CUSIP No. 89703P107

1	NAME OF REPORTING PERSON

Sargent M. McCormick-Collier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,071,529(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

		- 0 -
	10	SHARED DISPOSITIVE POWER

		- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,071,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Beneficial ownership of the referenced 9,071,529 shares of Issuer’s common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the securities purchase agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Issuer’s common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

(2)	Based on the number of shares of Issuer’s common stock outstanding as of March 28, 2018 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 6, 2018.

3

CUSIP No. 89703P107

1	NAME OF REPORTING PERSON

John T. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,071,529(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

		- 0 -
	10	SHARED DISPOSITIVE POWER

		- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,071,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Beneficial ownership of the referenced 9,071,529 shares of Issuer’s common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the securities purchase agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Issuer’s common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

(2)	Based on the number of shares of the Issuer’s common stock outstanding as of March 28, 2018 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 6, 2018.

4

CUSIP No. 89703P107

1	NAME OF REPORTING PERSON

Ronald P. (Clancy) Woods
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,071,529(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

		- 0 -
	10	SHARED DISPOSITIVE POWER

		- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,071,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%(2)
14	TYPE OF REPORTING PERSON

IN

(1)	Beneficial ownership of the referenced 9,071,529 shares of Issuer’s common stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the securities purchase agreement described in Item 3. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Issuer’s common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

(2)	Based on the number of shares of the Issuer’s common stock outstanding as of March 28, 2018 as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 6, 2018.

5

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, par value $0.01 per share (the “Common Stock”), of tronc, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 435 North Michigan Avenue, Chicago, Illinois 60611.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i)	McCormick Media LLC, a Delaware limited liability company (“McCormick Media”);

(ii)	Sargent M. McCormick-Collier, a Manager of McCormick Media;

(iii)	John T. Lynch, a Manager of McCormick Media and

(iii)	Ronald P. (Clancy) Woods, a Manager of McCormick Media.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Effective June 11, 2018, Mr. McCormick-Collier is changing his name to Sargent M. McCormick.

(b) The address of the principal office of McCormick Media and the business address of Mr. McCormick-Collier is McCormick Media LLC, 332 S. Michigan Avenue, Suite 1032M-147, Chicago, Illinois 60604. The business address of Messrs. Lynch and Woods is Lartigue Ventures LLC, P.O. Box 675130, Rancho Santa Fe, California 92067.

(c) The principal business of McCormick Media is to invest in, acquire and manage media and publishing assets. The principal business of Mr. McCormick-Collier is seeking investment opportunities, the principal business of Mr. Lynch is as Chairman of Lartigue Ventures LLC, a multimedia company. The principal business of Mr. Woods is as Chief Executive Officer of Lartigue Ventures LLC.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) McCormick Media is a Delaware limited liability company. Each of the individuals who are Reporting Persons is a citizen of the United States of America.

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Item 3.	Source and Amount of Funds or Other Consideration.

On April 13, 2018, McCormick Media entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Merrick Media, LLC, Merrick Venture Management, LLC and Michael W. Ferro Jr. (collectively, the “Seller Parties”). Pursuant to the terms and conditions of the Purchase Agreement, McCormick Media agreed purchase 9,071,529 shares (the “Subject Shares”) of the Common Stock from the Seller Parties, at a price of $23.00 per share. Under the terms of the Purchase Agreement, the Selling Parties agreed (i) not to acquire additional shares of Common Stock or dispose of the Subject Shares, and (ii) not to vote the Subject Shares or consent to any action requiring the consent of the stockholders of the Issuer (the “Voting Rights”) without the consent of McCormick Media during the period commencing on the date of the Purchase Agreement until the earlier of (a) the date of consummation of the purchase of the Subject Shares (the “Closing Date”) and (b) the date the Purchase Agreement is terminated in accordance with its terms. Additionally, the Seller Parties agreed to grant McCormick Media an irrevocable proxy on the Closing Date to vote the Subject Shares in connection with all matters requiring a vote or consent of the Issuer’s stockholders for matters with a record date prior to the Closing Date. The transaction contemplated by the Purchase Agreement remains subject to certain closing conditions.

McCormick Media may be deemed to have acquired beneficial ownership of the Subject Shares pursuant to the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of the Voting Rights. Messrs. McCormick-Collier, Lynch and Woods may be deemed the beneficial owners of the Subject Shares as a result of being the managers of McCormick Media, and in such capacity, exercising the Voting Rights over the Subject Shares.

McCormick Media presently intends to finance the purchase of the Subject Shares through funding from a related entity.

Item 4.	Purpose of Transaction.

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

The Reporting Persons agreed to purchase the Subject Shares based on their belief that the Subject Shares, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of such shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions set forth in the following paragraph. The Reporting Persons are engaging in discussions with one or more significant stockholders of the Issuer to determine if the Reporting Persons and such stockholders may desire to potentially engage in any such actions on a cooperative basis.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking representation on the Issuer’s board of directors, continuing to engage in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making, alone or with others, proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or management, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, or changing their intention with respect to any and all matters referred to in Item 4.

7

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 35,276,481 shares of Common Stock outstanding as of March 28, 2018, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 6, 2018.

Immediately prior to the execution of the Purchase Agreement, the Reporting Persons did not own any shares of Common Stock. However, upon the execution of the Purchase Agreement, McCormick Media may be deemed to beneficially own the Subject Shares, constituting approximately 25.7% of the shares of Common Stock outstanding. Messrs. McCormick-Collier, Lynch and Woods, as the Managers of McCormick Media, may also be deemed to beneficially own the Subject Shares, constituting approximately 25.7% of the outstanding shares of Common Stock following the execution of the Purchase Agreement. Other than the Subject Shares, the Reporting Persons do not beneficially own any other shares of Common Stock.

Other than the Subject Shares, which may be deemed to be beneficially owned by the Reporting Persons as a result of the execution of the Purchase Agreement, the Reporting Persons do not beneficially own any other shares of Common Stock.

The Reporting Persons disclaim beneficial ownership of the Subject Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of the Subject Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) By virtue of their positions as Managers of McCormick Media, each of Messrs. McCormick-Collier, Lynch and Woods may be deemed to have shared power to vote and dispose of the Shares reported owned by McCormick Media.

(c) None of the Reporting Persons has effected any transactions in the shares of Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1	Securities Purchase Agreement, dated as of April 13, 2018, by and among McCormick Media LLC, Merrick Media, LLC, Merrick Venture Management, LLC and Michael W. Ferro, Jr.
2	Joint Filing Agreement by and among McCormick Media LLC, Sargent M. McCormick-Collier, John T. Lynch and Ronald P. Woods, dated April 19, 2018.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

 April 19, 2018

McCormick Media LLC

By:	/s/ Sargent M. McCormick-Collier
Name:	Sargent M. McCormick-Collier
Title:	Manager

/s/ Sargent M. McCormick-Collier
Sargent M. McCormick-Collier

/s/ John T. Lynch
John T. Lynch

/s/ Ronald P. Clancy Woods
Ronald P. (Clancy) Woods

9